FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 17, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE

FIRST SIX MONTHS OF 2008

Moscow, Russia – July 17, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first six months of 2008.

PRODUCT	First six months of 2008, thousand tonnes	First six months of 2008 vs. first six months of 2007, %
Coal	14,033	+58
Coking coal	8,444	+100
Steam coal	5,590	+20
Coal concentrate*	7,788	+50
Coking	6,285	+72
Steam	1,503	-3
Iron ore concentrate	2,470	+4
Nickel	9.1	+8
Ferrosilicon	45	n/a
Ferrochrome**	25	n/a
Hardware	382	+12
Forgings	39	-7
Stampings	47	-6
Rolled products	2,856	+2
Flat products	230	+2
Long products	1,729	+34
Semi-finished products	897	-30
Steel	3,061	+3
Pig iron	1,853	-1
Coke	1,838	-5
Electric power generation (ths. kWh)	2,155,674	+73

* The coal concentrate has been produced from the part of the raw coal output.

** The data provided relate to results for the second quarter 2008.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for the first six month of 2008: “In the first half of this year, Mechel continued to demonstrate positive growth dynamics in the production and sales of its core business segments’ products, both through integration of its new subsidiaries and strong performance of its existing ones. The acquisition of Yakutugol by Mechel, cost structure optimization, and modification of the mining operation’s plan to increase coking coal production resulted in the growth of coking coal concentrate output and significantly changed this segment’s sales structure and economics.  During the first half, we also continued the implementation of Southern Urals Nickel Plant’s technical re-equipment program, as well as increased production of nickel, which is an important component in manufacturing stainless steel rolled products.”

Mr. Polin continued: “In our steel segment, Mechel continued to modernize its subsidiaries in order to reduce cost and change the mix of its commercial rolled products to increase the output and sales of its downstream products to include higher added value products, consisting mainly of hardware and long products, at the expense of lower semifinished product sales.  With the integration of the Tikhvin Ferroalloy Plant acquired by Mechel in April 2008, we started production of our own ferrochrome, thus reducing our stainless steel production costs.  In our power segment, Mechel increased its electric power generation volumes, based primarily on the integration of the Southern Kuzbass Power Plant, which was acquired by Mechel in 2007, and subsequent modernization of its generating facilities.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: July 17, 2008